Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

LINEAR INITIATES SUBSEQUENT OFFERING
PERIOD FOR IEI SHARES

PROVIDENCE, RI, June 25, 2007—Linear LLC (“Linear”), a wholly owned subsidiary of Nortek, Inc. (“Nortek”), announced today the results of its tender offer for the outstanding common shares of International Electronics, Inc. (“IEI”) (OTCBB:IEIB.OB), which expired at 12 midnight on June 22, 2007.  All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.  Linear also announced that a subsequent offering period for all remaining shares of IEI has been initiated.

As of the expiration date of the tender offer, approximately 1,519,480 shares have been validly tendered and not withdrawn in the tender offer, representing approximately 86% of the outstanding shares of IEI.  Linear, through its wholly owned subsidiary Acquisition Sub 2007-2, Inc., has also initiated a subsequent offering period for all remaining untendered shares of IEI.  This subsequent offering period will expire at midnight New York time on Thursday, July 12, 2007, unless further extended.  The same US$6.65 per share price offered in the prior offering period will be paid during the subsequent offering period.  The procedures for accepting the tender offer and tendering shares during the subsequent offering period are the same as those described for the offer in the Offer to Purchase by Acquisition Sub 2007-2, Inc. except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period, and (ii) shares tendered during the subsequent offering period may not be withdrawn.

Linear expects to effect a merger of Acquisition Sub 2007-2, Inc. with and into IEI.  In the merger, all shares of IEI, not acquired through the tender offer (other than those as to which holders properly exercise appraisal rights), will be cashed out at the same US$6.65 per share price, net to the seller, without interest, that is paid in the tender offer.  As a result of the merger, IEI will become an indirect wholly owned subsidiary of Nortek.  If Acquisition Sub 2007-2, Inc. becomes the owner of at least 90% of IEI’s outstanding shares following this subsequent offering period and the delivery of shares tendered pursuant to guaranteed delivery procedures or otherwise, Linear will be able to effect the merger without the need for a meeting of IEI shareholders.

Linear intends to complete the merger as soon as practicable upon Acquisition Sub 2007-2, Inc. acquiring 90% or more of the outstanding shares of IEI.  IEI shareholders who continue to hold their shares at the time of the merger and fulfill certain other requirements of Massachusetts law will have appraisal rights in connection with the merger.

About International Electronics, Inc.
International Electronics, Inc. (IEI), an ISO9001:2000 certified manufacturer, that designs, manufactures, markets and sells electronic access control equipment and browser-managed security platforms used in residential and commercial security systems and wireless access control and fleet management systems for industrial mobile asset applications.  IEI’s products include its Door-Gard(TM) and Secured Series(TM) access control lines, its LS line of integrated battery operated door locks, its eMerge(TM) browser-managed access and security management products and its line of PowerKey(TM) industrial access control and fleet management products.  IEI markets its security management and access control products to leading distribution and electronic security installation companies, and its PowerKey(TM) products directly to material handling equipment users worldwide.  For more information about IEI, visit www.ieib.com.

About Linear LLC
Linear LLC, a wholly-owned subsidiary of Nortek, Inc., is a pioneer in engineered radio frequency (RF) products and is a major supplier of wireless residential security systems, intercoms, garage door operators, gate operators, access controls, short and long range radio remote controls, medical/emergency reporting systems, home audio, video, voice, and data distribution products, central vacuum systems and structured wiring.

Legal Statements
This announcement is not an offer to purchase shares or a solicitation of an offer to sell shares.  The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal.  The Offer to Purchase dated May 25, 2007, the Letter of Transmittal and related materials may be obtained free of charge by directing such requests to D. F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, or by calling D. F. King & Co., Inc. toll free at (800) 431-9645.

Investors and stockholders of IEI should read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the Offer that are filed with the United States Securities and Exchange Commission (“SEC”) because they contain important information about the tender offer.  Investors and stockholders of IEI may obtain these and other documents filed by Linear, Acquisition Sub 2007-2, Inc. and IEI for free from the SEC’s web site at http://www.sec.gov.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements in this press release referring to the expected future plans and performance of IEI are forward-looking statements.  Actual future results may differ materially from such statements.  Factors that could affect future performance include, but are not limited to:  the consummation or failure to consummate any business combination, including the merger with Linear; the loss of one of IEI’s large customers or the cancellation or deferral of purchases of IEI’s products; the loss of one of IEI’s distribution partners or the failure of the partner to devote adequate resources to the sale of our products; changes in general economic conditions; limitations imposed by IEI’s limited financial resources; IEI’s dependence on certain key employees; any failure by IEI to successfully select, develop, manufacture and market new products or enhance its existing products; fluctuations in IEI’s sales and operating results; IEI’s ability to successfully compete; the expense resulting to IEI from future investments and acquisitions and IEI’s ability to integrate acquired products, technologies or businesses; IEI’s ability to protect its intellectual property rights; the reliability of offshore production undertaken by IEI; IEI’s dependence upon sole source suppliers for certain key components; the risks associated with international sales; and the limited market for IEI’s common stock and the volatility of its share price.

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